Response to Item 77Q2
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                           Compliance During 1996 With
                          Required Filings Pursuant to
                   Section 30(f) of the Investment Company Act

            To the knowledge of The R.O.C. Taiwan Fund (the "Trust"), the following individuals or organizations, which during 1996 were affiliated persons (as defined in the Investment Company Act of 1940 (the "Investment Company Act")) of International Investment Trust Company Limited (the "Adviser"), did not make timely filings, or failed to make filings, required during or with respect to 1996 by rules of the United States Securities and Exchange Commission pursuant to Section 30(f) of the Investment Company Act, with respect to holdings of, or transactions during 1996 or prior years in, shares of the Trust:


      (1) The Kuomintang, which controls Central Investment Holding Co., Ltd. ("CIHC"), an affiliated person of the Adviser through direct or indirect control of 22.4% of the Adviser's outstanding voting securities, has failed to make any filings of Forms No. 3, 4 or 5. However, CIHC, Kuang-Hwa Investment Holding Col, Ltd, Chii-Sheng Investment Holding Co., Ltd., and Jen-Hwa Investment Holding Co., Ltd., all of which are ultimately controlled by the Kuomintang and have cross ownership with each other, did make timely filings (or have provided statements in lieu of required filings). In addition, if CIHC and the Kuomintang are deemed to be controlling persons of the Adviser, then persons controlled by CIHC or the Kuomintang would be required to file statements on Forms 3, 4 and 5 with respect to ownership of, or transactions in, shares of the Trust. No such persons have made any such filings.